SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036

TEL: (212) 735-3000

FAX: (212) 735-2000

September 28, 2010

BY HAND AND BY EDGAR

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

RE:                              SeaCube Container Leasing Ltd.

Amendment No. 4 to Registration Statement on Form S-1

(File No. 333-165752)

Dear Mr. Ingram:

On behalf of SeaCube Container Leasing Ltd., a Bermuda exempted company (the “Company”), enclosed is a copy of Amendment No. 4 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 11, 2010 (the “Comment Letter”).  The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  Capitalized terms used and not defined have the meanings given in the Registration Statement.  All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

General

1.              We have evaluated your responses to comment 1 of our letter dated June 2, 2010 and comment 3 of our letter dated May 14, 2010.  Although we have no additional comment at this time, please note that with respect to certain conclusions of law expressed in your letters, different facts or conditions might require us to reach a different conclusion.

The Company respectfully acknowledges the Staff’s comment.

2.              Please file the legality opinion with the next amendment.

The Company acknowledges the Staff’s comment and will file the legality opinion as an exhibit in a subsequent amendment to the Registration Statement.

Principal and Selling Shareholders, page 117

3.              We reissue comment 5 of our letter dated June 2, 2010. Please disclose the natural person that has sole or shared voting and investment control over the securities registered for resale.

In response to the Staff’s comment, the Company respectfully advises the Staff that Wesley R. Edens may be deemed to be the natural person that has sole or shared voting and investment control over the securities registered for resale. The Company has revised page 120 of the Registration Statement accordingly.

Financial Statements

Note 1.  Description of Business and Basis of Presentation

2009 Sale, page F-9

4.              We note your response to prior comment 7. Please address the following:

•                  Your financial statements, including statements of cash flows, indicate that you sell leasing equipment on a recurring basis given that you have sales recorded for each of the three years ended December 31, 2009 as well as the three months ended March 31, 2010.  In this regard, please help us better understand how you determined that you do not have objective and reliable evidence of fair value related to the sale of containers.  Refer to ASC 605-25-30-2 and ASC 605-25-30-7 through 9;

•                  Please provide us with a summary of how the total arrangement consideration was allocated.  This should show the total arrangement consideration amount, the estimated fair value of management services, and the remaining residual amount allocated to the sale of the containers; and

•                  Please tell us what consideration you gave as to whether ASU No. 2009-13, which is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, will have a material impact on your financial statements.  In addition, we remind you of the additional disclosures called for by SAB Topic 11:M in regards to the expected impact of recently issued accounting standards.

Historical Equipment Sales

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s sales of containers and generator sets on a recurring basis recorded in the historical financial statements (the “Previously Sold Equipment”)  are not similar to the Company’s sale of equipment as part of the 2009 Sale (the “2009 Sale Equipment”) for two reasons, which are discussed below to provide the Staff with additional background on the matter.  Therefore, the sale of the Previously Sold Equipment is not an appropriate measure of vendor-specific objective evidence (VSOE).

First, the 2009 Sale Equipment was comprised of a fleet of containers and generator sets that were still in service and being used in maritime trade by shipping lines at the time of the sale, while the Previously Sold Equipment was sold at the end of its useful economic life when it was no longer suitable for marine use.  The average age of the 2009 Sale Equipment was approximately 5.5 years, while the average age of the Previously Sold Equipment was typically in excess of 10 years.

Second, the customers who purchased the Previously Sold Equipment were not similarly situated and had different intended uses for the equipment than the purchasers of the 2009 Sale Equipment.   The buyers of the Previously Sold Equipment were parties who purchase containers at the end of their useful marine lives and then use the containers for land-based domestic storage or a one-way shipment.  The buyers of the 2009 Sale Equipment were investment funds investing in the equipment to collect ongoing cash flows from the shipping lines that use the equipment.

For the reasons stated above, management believes that the sales of Previously Sold Equipment do not provide objective and reliable evidence of fair value for the 2009 Sale Equipment.

Allocation of Arrangement Consideration

The total arrangement consideration for the 2009 Sale included cash of $454.2 million and the future proceeds from an Administrative Services Agreement.  This consideration was in exchange for 65,000 containers and generator sets as well as services under the Administrative Services Agreement, whereby, for a ten-year term subject to a maximum three-year extension at the option of the container owner, we agreed to operate, lease and re-lease the containers and generator sets according to the owner’s instructions.  At the time the Administrative Services Agreement was executed, all of the consideration to be paid under the Administrative Services Agreement was based on performance fees from services to be delivered in the future.  Furthermore, the vast majority of the fees to be earned by the Company under the Administrative Services Agreement are based on a percentage of monthly net operating income (“NOI”).  Net operating income is defined as gross revenue less direct operating expenses.  Gross revenue includes lease payments and direct operating expenses, including storage, maintenance, depot and other costs.  Since NOI is not a fixed dollar amount, the total future amounts to be received were not quantifiable at the time of the 2009 Sale.  However, at the time of the 2009 Sale, the Company did have objective and reliable evidence that the fees to be earned under the Administrative Services Agreement were priced at fair value based upon existing third-party evidence (which evidence we described in detail in response to comment 7 of the Staff’s letter of June 2, 2010).

The sale of the containers and generator sets (the delivered item) and the Administrative Services Agreement (the undelivered item) were considered separate units of accounting in the arrangement. The Company had objective and reliable evidence of fair value of the undelivered item in this arrangement based upon existing third-party evidence. However, no objective and reliable evidence of fair value as outlined in ASC 605-25-30-7 through 9 existed for the delivered item.  Based on this analysis, the method of allocating the total arrangement consideration in this transaction was the residual method as fair value evidence exists for the Administrative Services Agreement, but not for the sale of the containers and generator sets.

Under the residual value method, the amount of consideration allocated to the delivered item is equal to the total arrangement consideration less the fair value of the undelivered item. Because the Administrative Services Agreement is priced at its fair value and all of the consideration associated with it is based on performance of services to be delivered in the future, none of the other arrangement consideration was allocated to the Administrative Services Agreement deliverable.  As such, the $454.2 million of cash consideration received was allocated to sale of the containers and generator sets.

ASU No. 2009-13

The Company has revised pages 76 and F-18 to include the following paragraph:

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Multiple Deliverable Revenue Arrangements (“ASU 2009-13”), which amends ASC 605-25, Revenue Recognition—Multiple Element Arrangements, to require the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence or third-party evidence is unavailable.  Additionally, it eliminates the residual method of revenue recognition in accounting for multiple deliverable arrangements and significantly expands the disclosures required for multiple deliverable arrangements.  The revised guidance provides entities with the option of adopting the revisions retrospectively for all periods presented or prospectively for all revenue arrangements entered into or materially modified after the date of adoption.  The Company will apply ASU 2009-13 prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The Company does not expect ASU 2009-13 to have a material impact on the Company’s Consolidated Financial Statements.

* * * * *

The Company hopes to be in a position to commence its roadshow as soon as market conditions are favorable. We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco

Joseph A. Coco

cc:                                 Lisa D. Leach, Esq.

Vice President and General Counsel

SeaCube Container Leasing Ltd.

1 Maynard Drive

Park Ridge, New Jersey 07656

David B. Harms, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498